Exhibit 12.1

	Year Ended December 31,
	2003	2004	2005	2006	2007	2008
	(In thousands except for ratios)
Ratio of Earnings to Fixed Charges
Including Interest on Deposits (1)	2.39	2.21	1.95	1.72	1.58	1.50
Excluding Interest on Deposits (2)	3.97	3.42	2.93	2.89	2.78	2.41

a Net Income	26,431	30,767	33,205	32,851	28,381	23,964
b Income Taxes	15,536	13,623	15,121	14,759	8,791	6,551
c Minority Interest	4,353	1,072	—	—	—	—
d Interest Expense on Deposits	17,801	18,925	25,758	40,793	43,639	38,896
e Interest Expense on Borrowings*	14,732	17,872	24,060	24,245	19,916	20,030
f Dividends on Preferred Shares	—	—	—	—	—	—
g Rent Expense	840	898	978	948	1,019	1,662

*	Interest expense on borrowings reflects amortization

(1)	(a+b+c+d+e+f+g)/(d+e+f+g)

(2)	(a+b+c+e+f)/(e+f+g)